Exhibit 99.2

PROXY/VOTING CARD FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

SCOPUS VIDEO NETWORKS

December 30, 2008

Please date, sign and mail
Your proxy card in the
envelope provided as soon
as possible.

€ DETACH PROXY CARD HERE €

Mark, Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.	☒

Votes must be indicated (x) in Black or Blue ink.

	FOR	AGAINST	ABSTAIN

1. To approve the appointment of Brightman Almagor Zohar, a member of Deloitte Touche Tohmatsu, as the Company’s independent auditors for the year ending December 31, 2008 and for the period until the next Annual General Meeting . THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 1.

	☐	☐	☐

2(A). To elect Yaron Simler to the Board of Directors as a class II director. THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 2(A).	☐	☐	☐

2(B). To elect Yoram Oron, to the Board of Directors as a class II director. THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 2(B).	☐	☐	☐

2(C). To elect Alex Hilman, to the Board of Directors as a class II director. THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “AGAINST” PROPOSAL 2(C).	☐	☐	☐

	FOR	AGAINST	ABSTAIN

3(A). To elect Louis Silver as an external director of the Company. THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 3(A).	☐	☐	☐

3(B). To elect Tali Yaron-Eldar as an external director of the Company. THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 3(B).	☐	☐	☐

3(C). To elect Moshe Ran as an external director of the Company. THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “AGAINST” PROPOSAL 3(C).	☐	☐	☐

4. To approve the compensation package for the non-employee directors. THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 4.	☐	☐	☐
THE UNDERSIGNED ACKNOWLEDGES RECEIPT OF THE PROXY STATEMENT OF SCOPUS VIDEO NETWORKS LTD.

S C A N L I N E

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person

Date	Share Owner sign here	Co-Owner sign here

SCOPUS VIDEO NETWORKS LTD.
For the 2008 Annual General Meeting of Shareholders
To Be Held On December 30, 2008
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

          The undersigned shareholder of Scopus Video Networks Ltd. (‘Scopus” or the ‘Company”) hereby appoints each of David Mahlab and Moshe Eisenberg or any of them as the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated below, all of the ordinary shares of the Company which the undersigned is entitled in any capacity to vote at the Annual General Meeting of the shareholders of the Company which will be held at the Company’s offices located at 10 Ha’amal Street, Park-Afek, Rosh-Ha’ayin 48092, Israel on December 30, 2008, at 5:00 p.m. local time, and all adjournments and postponements thereof.

THE ORDINARY SHARES REPRESENTED BY THIS PROXY/VOTING CARD, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE BOARD’S RECOMMENDATION. THE PROXIES ARE AUTHORIZED IN THEIR DISCRETION TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE ANNUAL MEETING, OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF.

(1) If you wish to appoint another proxy to the exclusion of the aforementioned, please insert the name of such proxy in the space provided

PLEASE CHECK BOX IF YOU INTEND TO BE PRESENT AT MEETING	☐

To change the address on your account, please check the box at right and indicate your new address in the address space on reverse side. Please note that changes to the registered name(s) on the account may not be submitted via this method

☐
(Continued and to be dated and signed on the reverse side.)